The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Company Logo
(Stock Code: 8282)

CHANGE OF QUALIFIED ACCOUNTANT

The Board announces that Ms. Nora Tsang has been appointed as the qualified accountant of the Company in place of Ms. Mabel Cheung with effect from 6 November 2006.

The board of directors (the “Board”) of TOM Online Inc. (the “Company”) hereby announces that Ms. Mabel Cheung has tendered her resignation as the qualified accountant of the Company with effect from 6 November 2006 due to her transfer back to the holding company. The Board is not aware of any matters in relation to Ms. Cheung’s resignation that need to be brought to the attention of the shareholders of the Company.

The Board further announces that Ms. Nora Tsang has been appointed as the qualified accountant of the Company with effect from 6 November 2006. Ms. Tsang is the Deputy Financial Controller of the Company and a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants. She holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

By Order of the Board
TOM ONLINE INC.
Pessy Yu
Company Secretary

Hong Kong, 6 November 2006

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong

Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua

Mr. Peter Schloss	Ms. Angela Mak	Dr. Lo Ka Shui

Ms. Elaine Feng

Mr. Fan Tai	Alternate Director:

Mrs. Susan Chow

(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

• for identification purpose